SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of Mach 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG announced today the impact of the amendment of IAS 38

on CGG’s multi-client library amortization pattern

Paris, France – March 03, 2016

The amendment of IAS 38 Intangible assets leads CGG to adapt its multi-client library amortization pattern as follows:

Each survey will be fully amortized over a 5 years period based on the following principles:

¡	Based on the sales pattern, each survey will be amortized in a manner that reflects the pattern of consumption of its economic benefits during both prefunding and after sales periods.

¡	Thereby, an amortization rate corresponding to the ratio of capitalized costs to total expected sales over the accounting life of the survey will be applied to each sales recognized. For 2016, and as applied conservatively by CGG since January 1st, 2014, such amortization rate will be 80%.

¡	For certain large sales, as the case maybe, the amortization rate will be adjusted to reflect the commercial effects of price elements: would a special rebate be granted to a customer buying a large volume of data, it could then trigger a higher amortization rate.

¡	In parallel with the primary amortization pattern here-above described, a secondary amortization pattern consisting in a straight-line amortization of the Gross Book Value of the survey over a 5 year period starting at the delivery date of the survey will supersede and prevail would its application lead to a higher accumulated amortization than for the primary amortization pattern.

In addition, an impairment assessment will continue to be performed on an annual basis (or more frequently, whenever there is an indication that a survey may be impaired).

According to CGG, these principles are fairly consistent with its multi-client business model characteristics. They have been reviewed by CGG’s external auditors and comply with the amendment of IAS 38 as they reflect the expected pattern of consumption of the economic benefits of the multi-clients library.

These principles for the multi-clients library amortization will be applied prospectively with effect from January 1st, 2016.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs more than 7,000 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 3rd, 2016	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO